UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Act of 1934

(Amendment No. 1)*

Key Energy Services, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

492914106

(CUSIP number)

Doron Lipshitz, Esq.

O’Melveny & Myers LLP

7 Times Square

New York, New York 10036

(212) 326-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

August 12, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 492914106

1.	NAME OF REPORTING PERSON MHR INSTITUTIONAL PARTNERS III LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,084,070
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,084,070
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,084,070
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 492914106

1.	NAME OF REPORTING PERSON MHR INSTITUTIONAL ADVISORS III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,084,070
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,084,070
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,084,070
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 492914106

1.	NAME OF REPORTING PERSON MHR FUND MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,484,343
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,484,343
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,484,343
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 492914106

1.	NAME OF REPORTING PERSON MHR HOLDINGS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,484,343
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,484,343
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,484,343
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 492914106

1.	NAME OF REPORTING PERSON MARK H. RACHESKY, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,484,343
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,484,343
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,484,343
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14.	TYPE OF REPORTING PERSON IN; HC

Explanatory Note

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 1, the Schedule 13D filed on May 28, 2013 (the “Initial Schedule 13D” and together with Amendment No. 1, the “Schedule 13D”) and relates to shares of common stock, par value $ 0.10 per share (the “Shares”), of Key Energy Services, Inc. (the “Issuer”). Capitalized terms used in this Statement but not defined herein shall have the respective meanings giving to such terms in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 12, 2013, Institutional Partners III acquired an aggregate of 10,000 Shares in open market purchases for aggregate consideration (excluding commissions) of approximately $65,000. All of the funds required to acquire such Shares were obtained from the capital of Institutional Partners III.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:

The percentages set forth below are calculated based on information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, which disclosed that there were 152,441,917 Shares outstanding as of July 26, 2013.

(a) (i) Institutional Partners II may be deemed to be the beneficial owner of 966,176 Shares held for its own account (approximately 0.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii) Institutional Partners IIA may be deemed to be the beneficial owner of 2,434,097 Shares held for its own account (approximately 1.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii) Institutional Advisors II may be deemed to be the beneficial owner of 3,400,273 Shares (approximately 2.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 966,176 Shares held for the account of Institutional Partners II and (B) 2,434,097 Shares held for the account of Institutional Partners IIA.

(iv) Institutional Partners III may be deemed to be the beneficial owner of 14,084,070 Shares held for its own account (approximately 9.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(v) Institutional Advisors III may be deemed to be the beneficial owner of 14,084,070 Shares (approximately 9.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 14,084,070 Shares held for the account of Institutional Partners III.

(vi) MHRC II may be deemed the beneficial owner of 3,400,273 Shares (approximately 2.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in Item 5(a)(iii) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

(vii) Fund Management may be deemed to be the beneficial owner of 17,484,343 Shares (approximately 11.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

(viii) MHR Holdings may be deemed to be the beneficial owner of 17,484,343 Shares (approximately 11.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xix) Dr. Rachesky may be deemed the beneficial owner of 17,484,343 Shares (approximately 11.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of MHRC II, Institutional Advisors III and MHR Holdings.

(b) (i) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 966,176 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 966,176 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(ii) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 2,434,097 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 2,434,097 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(iii) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 3,400,273 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 3,400,273 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(iv) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 14,084,070 Shares which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 14,084,070 Shares which may be deemed to be beneficially owned by Institutional Partners III as described above.

(v) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 14,084,070 Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 14,084,070 Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(vi) MHRC II may be deemed to have (x) the sole power to direct the disposition of 3,400,273 Shares which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 3,400,273 Shares which may be deemed to be beneficially owned by MHRC II as described above.

(vii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 17,484,343 Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 17,484,343 Shares which may be deemed to be beneficially owned by Fund Management as described above.

(viii) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of the 17,484,343 Shares which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 17,484,343 Shares which may be deemed to be beneficially owned by MHR Holdings as described above.

(xix) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 17,484,343 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 17,484,343 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) See Annex A.

(d) (i) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(ii) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(iii) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

Registration Rights Agreement

On July 26, 2012, Institutional Partners II, Institutional Partners IIA, Institutional Partners III (collectively, the “MHR Funds”) and the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Issuer has granted to the MHR Funds certain demand registration rights, shelf registration rights and piggyback registration rights with respect to the Shares held by the MHR Funds. Subject to the terms of the Registration Rights Agreement, commencing on the date when the MHR Funds, collectively, beneficially own at least 13% of the issued and outstanding Shares, the MHR Funds may require the Issuer to file a registration statement (including a shelf registration statement) for the resale of their Shares. Subject to the terms of the Registration Rights Agreement, the MHR Funds may also include their Shares in future registrations of the Issuer’s Shares for the Issuer’s own account or for the account of one or more stockholders of the Issuer. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement attached as Exhibit 1 to this Statement and incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description

1	Registration Rights Agreement, dated July 26, 2012, by and among Institutional Partners II, Institutional Partners IIA, Institutional Partners III and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: August 14, 2013

MHR INSTITUTIONAL PARTNERS III LP

By: MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney in Fact

Annex A

The following table describes transactions in shares of Common Stock that were effected during the past sixty days by the persons named in response to paragraph (a) of this Item 5.

Transaction Date	Person Named in Item 5(a)	Common Stock Acquired	Weighted Average Price ($)(1)(2)	Price Range ($)	Description of Transaction
August 12, 2013	Institutional Partners III	10,000	6.488	6.45-6.55	Open Market Purchase
(1)	Excluding commissions.
(2)	The Reporting Persons undertake to provide, upon request by the staff of the Division of Corporation Finance of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock purchased at each separate price.

Exhibit Index

Exhibit No.	Description

1	Registration Rights Agreement, dated July 26, 2012, by and among Institutional Partners II, Institutional Partners IIA, Institutional Partners III and the Issuer.